Cloud DX, Inc.
Subscription Agreement

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE "ACT") AND HAVE NOT BEEN REGISTERED UNDER THE ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. NO FEDERAL OR STATE SECURITIES ADMINISTRATOR HAS REVIEWED OR PASSED ON THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS FOR THESE SECURITIES. THERE ARE SIGNIFICANT RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN AND NO RESALE MARKET MAY BE AVAILABLE AFTER RESTRICTIONS EXPIRE. THE PURCHASE OF THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

<u>Private Placement of Common Shares of Cloud DX, Inc.</u>

Whereas the undersigned (the "<u>Subscriber</u>") understands that Cloud DX, Inc., a corporation organized under the laws of the State of Delaware (the "<u>Company</u>"), is offering up to US$1,006,900.00 of commons shares of the Company ("<u>Common Shares</u>") in a crowdfunding offering at a per-share price of US$30.00 (or US$29.00 for the first $101,500 of common shares)(the "Securities"). This offering is made pursuant to the Form C, dated January 14, 2019 (the "Form C").

Subscriber further understands that the offering is being made pursuant to Section 4(a)(6) of the Act and Regulation Crowdfunding under the Act ("<u>Regulation Crowdfunding</u>") and without registration under the Act.

1. <u>Subscription</u>. Subject to the terms and conditions hereof and the provisions of the Form C, Subscriber hereby subscribes for the Securities set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as described in Section 4 hereof. Subscriber acknowledges that the Securities will be subject to restrictions on transfer as set forth in this subscription agreement (the "<u>Subscription Agreement</u>").

2. <u>Acceptance of Subscription and Issuance of Securities</u>. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to Subscriber at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers.

3. <u>The Closing</u>. The closing of the purchase and sale of the Securities (the "<u>Closing</u>") shall take place at such a time and place as the Company may designate by notice to Subscriber.

4. <u>Payment for Securities</u>.

a) Payment for the Securities shall be received by Wefunder, Inc. (the "<u>Escrow Agent</u>") from Subscriber by means approved by the Escrow Agent prior to the Offering campaign deadline, in the amount as set forth on the signature page hereto. Upon the Closing, or at a specific date set by the Escrow Agent, the Escrow Agent shall release such funds to the Company. Subscriber shall receive notice and evidence of the digital entry of the number of the Securities owned by undersigned reflected on the books and records of the Company as recorded by the Company, which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF.

5. <u>Representations and Warranties of the Company</u>. As of the Closing, the Company represents and warrants that:

a) The Company is validly existing and in good standing under the laws of Delaware, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

b) The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid and non-assessable, and will conform in all material respects to the description thereof set forth in the Form C.

c) The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

d) Assuming the accuracy of Subscriber's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Regulation Crowdfunding, or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

6. Representations and Warranties of Subscriber. Subscriber hereby represents and warrants to and covenants with the Company that:

a) General.

i. Subscriber has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription Agreement and to perform all the obligations required to be performed by Subscriber hereunder, and such purchase will not contravene any law, rule or regulation binding on Subscriber or any investment guideline or restriction applicable to Subscriber.

ii. Subscriber is a resident of the state set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

iii. Subscriber will comply with all applicable laws and regulations in effect in any jurisdiction in which Subscriber purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which Subscriber is subject or in which Subscriber makes such purchases or sales, and the Company shall have no responsibility therefor.

iv. Including the amount set forth on the signature page hereto, in the past 12 month period, Subscriber has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding.

b) Information Concerning the Company.

i. Subscriber has received and reviewed a copy of the Form C. With respect to information provided by the Company, Subscriber has relied solely on the information contained in the Form C to make the decision to purchase the Securities.

ii. Subscriber understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C and in this Subscription Agreement. Subscriber represents that it is able to bear any and all loss associated with an investment in the Securities.

iii. Subscriber confirms that it is not relying and will not rely on any communication (written or oral) of the Company, The Escrow Agent, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C or otherwise by the Company, the Escrow Agent or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, the Escrow Agent nor any of their respective affiliates is acting or has acted as an advisor to Subscriber in deciding to invest in the Securities. Subscriber acknowledges that neither the Company, the Escrow Agent nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining Subscriber's authority or suitability to invest in the Securities.

iv. Subscriber is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C. Subscriber has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

v. Subscriber understands that, unless Subscriber notifies the Company in writing to the contrary at or before the Closing, each of Subscriber's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by Subscriber.

vi. Subscriber acknowledges that the Company has the right in its sole and absolute discretion to abandon this offering at any time prior to the completion of the offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the undersigned.

vii. Subscriber understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

c) No Guaranty.

i. Subscriber confirms that the Company has not (A) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) an of investment in the Securities or (B) made any representation to Subscriber regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, Subscriber is not relying on the advice or recommendations of the Company and Subscriber has made its own independent decision, alone or in consultation with its investment advisors, that the investment in the Securities is suitable and appropriate for Subscriber.

d) Status of Undersigned.

i. Subscriber has such knowledge, skill and experience in business, financial and investment matters that Subscriber is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of Subscriber's own professional advisors, to the extent that Subscriber has deemed appropriate, Subscriber has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. Subscriber has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and Subscriber is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

e) Restrictions on Transfer or Sale of Securities.

i. Subscriber is acquiring the Securities solely for Subscriber's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. Subscriber understands that the Securities have not been registered under the Securities Act or any state securities laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of Subscriber and of the other representations made by Subscriber in this Subscription Agreement. Subscriber understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

ii. Subscriber understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "Commission") provide in substance that Subscriber may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Section 227.501 of Regulation Crowdfunding, after which certain state restrictions also may apply. Subscriber understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely transferable, a secondary market in the Securities may not develop. Consequently, Subscriber understands that Subscriber must bear the economic risks of the investment in the Securities for an indefinite period of time.

iii. Subscriber agrees that Subscriber will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Section 227.501 of Regulation Crowdfunding.

7. <u>Conditions to Obligations of Subscriber and the Company</u>. The obligations of Subscriber to purchase and pay for the Securities specified on the signature page hereto and of the Company to sell the Securities are subject to the satisfaction at or prior to the Closing of the following conditions precedent: the representations and warranties of the Company contained in Section 5 hereof and of Subscriber contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

8. <u>Irrevocable Proxy</u>.

(a) If Subscriber is not a holder of Common Shares where (i) the aggregate initial purchase price of all such Common Shares held by Subscriber is equal to or greater than US$10,000 and/or (ii) the Escrow Agent has verified that such holder is an Accredited Investor in accordance with Rule 506(c) of Regulation D under the Securities Act (a "<u>Major Investor</u>"), then, as of the Closing Date, Subscriber hereby appoints, and shall appoint in the future upon request, the then-current Chief Executive Officer of the Company (the "<u>CEO</u>"), as Subscriber's true and lawful proxy and attorney ("<u>Proxy</u>"), with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of Subscriber, (i) vote all Common Shares issued pursuant to the terms of this instrument, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of the CEO's authority under this instrument and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by Subscriber pursuant to this Section 8(a) are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power granted hereunder (1) so long as the transferee thereof is not a Major Investor, will survive the transfer of the Common Shares, (2) so long as Subscriber is an individual, will survive the death, incompetency and disability of Subscriber, and (3) so long as Subscriber is an entity, will survive the merger or reorganization of the entity or any other entity holding Common Shares issued pursuant to the terms of this instrument. The CEO is an intended third-party beneficiary of this Section 8 and has the right, power and authority to enforce the provisions hereof as though he or she was a party hereto.

(b) Other than with respect to the gross negligence or willful misconduct of the CEO, in his or her capacity as Proxy, the Proxy will not be liable for any act done or omitted in his, her or its capacity as representative of Subscriber pursuant to this instrument while acting in good faith, and any act done or omitted pursuant to the written advice of outside counsel will be conclusive evidence of such good faith. The Proxy has no duties or responsibilities except those expressly set forth in this instrument, and no implied covenants, functions, responsibilities, duties, obligations or liabilities on behalf of Subscriber otherwise exist against the Proxy. Subscriber shall indemnify, defend and hold harmless the Proxy from and against any and all losses, liabilities, damages, claims, penalties, fines, forfeitures, actions, fees, costs and expenses (including the fees and expenses of counsel and experts and their staffs and all expense of document location, duplication and shipment) (collectively, "Proxy Losses") arising out of or in connection with any act done or omitted in the Proxy's capacity as representative of Subscriber pursuant to this instrument, in each case as such Proxy Losses are suffered or incurred; provided, that in the event that any such Proxy Losses are finally adjudicated to have been directly caused by the gross negligence or willful misconduct of the Proxy, the Proxy (or, in the case of the CEO, the Company) shall reimburse Subscriber the amount of such indemnified Proxy Losses to the extent attributable to such gross negligence or willful misconduct (provided that the Proxy's aggregate liability hereunder shall in no event exceed the Purchase Amount.
In no event will the Proxy be required to advance his, her or its own funds on behalf of Subscriber or otherwise. Subscriber acknowledges and agrees that the foregoing indemnities will survive the resignation or removal of the Proxy or the termination of this instrument.

(c) A decision, act, consent or instruction of the Proxy constitutes a decision of Subscriber and is final, binding and conclusive upon Subscriber. The Company, stockholders of the Company and any other third party may rely upon any decision, act, consent or instruction of the Proxy as being the decision, act, consent or instruction of Subscriber. The Company, stockholders of the Company and any other third party are hereby relieved from any liability to any person for any acts done by them in accordance with such decision, act, consent or instruction of the Proxy.

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9. Option to Repurchase. If the Company determines, in its sole discretion, that it is likely that within six months of Closing that the securities of the Company will be held of record by a number of persons that would require the Company to register a class of its equity securities under the Securities Exchange Act of 1934, as amended, as required by Section 12(g) thereof, the Company shall have the option to repurchase these common shares from the Subscriber for the greater of (i) the Purchase Amount and (ii) the fair market value of the securities purchased under this agreement, as determined by an independent appraiser of securities chosen by the Company (such repurchase, the "Repurchase," and such greater value, the "Repurchase Value"). Such independent appraiser shall be regularly engaged in the valuation of securities. The foregoing repurchase option shall terminate upon a Change of Control or Dissolution Event.

10. Joinder to Stockholders Agreement. By signing this Agreement, Subscriber also becomes a signatory to and bound by the Amended and Restated Stockholders Agreement dated March 18, 2015, attached hereto as Schedule 1; provided, however, that a Subscriber or transferee of a Subscriber which is a not a Major Investor will not be bound by Sections 1.1, 1.2, 1.3 and 1.4 of such agreement.

11. SPV Reorganization. The Subscriber hereby agrees to take any and all actions determined by the Company's board of directors in good faith to be advisable to reorganize any shares of the Capital Stock of the Company issued pursuant to the terms of this agreement into a special-purpose vehicle or other entity designed to aggregate the interests of holders of securities sold under this agreement.

12. Obligations Irrevocable. Following the Closing, the obligations of Subscriber shall be irrevocable.

13. Waiver, Amendment. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

14. Assignability. Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or Subscriber without the prior written consent of the other party.

15. Waiver of Jury Trial. SUBSCRIBER IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

16. Submission to Jurisdiction. With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Securities by Subscriber

("Proceedings"), Subscriber irrevocably submits to the jurisdiction of the federal or state courts located in the State of Delaware which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

17. <u>Governing Law.</u> This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of Delaware , without regard to conflict of law principles thereof.

18. <u>Section and Other Headings.</u> The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

19. <u>Counterparts.</u> This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

20. <u>Notices.</u> All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

If to the Company:

> Cloud DX, Inc.
> 20 Jay Street, Suite 843, Brooklyn NY, 11201.
> E-mail: ceo@clouddx.com
> Attention: Chief Executive Officer
> with a copy to: Dentons US LLP
> E-mail: walter.vandorn@dentons.com

21. <u>Binding Effect.</u> The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

22. <u>Survival</u>. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in

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the Form C which are not material or which are to the benefit of Subscriber and (iii) the death or disability of Subscriber.

23. Notification of Changes. Subscriber hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of Subscriber contained in this Subscription Agreement to be false or incorrect.

24. Severability. If any term or provision of this Subscription Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties have executed this agreement as of [EFFECTIVE DATE] _____.

Number of Shares: [SHARES] _____

Aggregate Purchase Price: $[AMOUNT] _____

COMPANY:

Cloud DX, Inc
_____

Founder Signature
_____

Name: [FOUNDER NAME]
_____

Title: [FOUNDER TITLE]
_____

Read and Approved (For IRA Use Only):

SUBSCRIBER:

[ENTITY NAME]
_____

Investor Signature

By: _____   By: _____

Name: [INVESTOR NAME]
_____

Title: [INVESTOR TITLE]
_____

State of Residency: [STATE] _____

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act. The Subscriber is a resident of the state set forth herein.

Please indicate Yes or No by checking the appropriate box:

[   ] Accredited

[   ] Not Accredited

SIGNATURE PAGE
TO
SUBSCRIPTION AGREEMENT

Schedule 1



AMENDED AND RESTATED STOCKHOLDERS AGREEMENT

Cloud DX, Inc., a Delaware corporation (the "Company"), and the founders of the Company listed on the signature page hereto under the heading "Founders" (each a "Founder" and collectively, the "Founders") are parties to a Stockholders Agreement dated September 15th, 2014 (the "Original Stockholders Agreement").

The Company and the Founders have agreed to amend and restate the Original Stockholders Agreement in its entirety in order to record their agreement as to the manner in which the Company's affairs shall be conducted and to grant each other certain rights and obligations with respect to their ownership directly and indirectly, of the Shares (as defined below).

This Amended and Restated Stockholders Agreement (this "Agreement") is entered into as of March 18, 2015 by and among the Company, B&M Miller Equity Holdings Inc. ("**B&M**") and the Founders. The Founders and all other persons or entities holding stock in the Company, including B&M, who become a party hereto, are referred to herein individually as a "Stockholder" and collectively as the "Stockholders".

The Stockholders are the owners of that number of shares of common stock, par value $0.0001 per share (the "Common Stock" or "Shares"), of the Company set forth opposite each such Stockholder's name on Schedule A.

In consideration of the mutual premises and covenants contained in this Agreement and for other good and valuable consideration, the sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

1. **Voting**

1.1. **Agreement to Vote.** Each Stockholder hereby agrees to hold all of the Shares held of record or beneficially owned by such Stockholder subject to, and to vote the Shares at every regular or special meeting of stockholders and/or give written consent with respect to such Shares in accordance with, the provisions of this Agreement.

1.2. **Board Size.** Each Stockholder hereby agrees to vote at every regular or special meeting of stockholders, and give written consent with respect to, such Shares that they own (or as to which they have voting power) to ensure that the size of the Board shall be set and remain at the number of directors necessary to satisfy Section 1.3.

1.3. **Election of Directors; Observer Rights.**

(a) On all matters relating to the election of one or more directors of the Company, each Stockholder will vote at every regular or special meeting of stockholders and give written consent with respect to, such number of Shares then owned by them (or as to which they have voting power) as may be necessary to fix the total number of members of the Board of Directors (the "Board") at three (3) and to elect the following individuals to serve as the members of the Board: three (3) representatives designated by Robert Kaul so long as he (together with his family members, family trusts and affiliates) owns not less than 5% of the outstanding shares of Common Stock on a fully-diluted basis (assuming full conversion and exercise of all outstanding convertible, exchangeable and exercisable securities). The size of the Board may be increased to five (5) with the written consent of the holders of not less than 80% of the issued and outstanding shares of Common Stock. In the event the size of the Board is increased to five (5), the members of the Board shall be designated and elected as follows:

(i)   Four (4) representatives designated by Robert Kaul so long as he (together with his family members, family trusts and affiliates) owns not less than 5% of the outstanding shares of Common Stock on a fully-diluted basis (assuming full conversion and exercise of all outstanding convertible, exchangeable and exercisable securities) and one such representative shall be designated by B&M, which representative shall initially be Brad Miller, so long as B&M owns not less than 10% of the outstanding shares of Common Stock on a fully- diluted basis (assuming full conversion and exercise of all outstanding convertible, exchangeable and exercisable securities), and if such representative is not appointed pursuant to Section 1.3(ii);

(ii)   One (1) representative designated by the holder of the largest block of common shares, provided he/she owns not less than 10% of the issued and outstanding shares of Common Stock.

(b) In the event a Stockholder entitled to designate a member to the Board pursuant to the foregoing provisions of this Section loses such right due to limitations contained therein, such director shall thereafter be designated by the holders of a majority of the then outstanding shares of Common Stock.

1.4   **Removal; Vacancies**

(a)   On all matters relating to the removal of one or more directors of the Company, each Stockholder will vote at all regular or special meetings of stockholders and/or give written consent with respect to, such number of Shares then owned by them (or as to which they then have voting power), on an as-converted basis, voting as a single class, as may be necessary to remove from the Board any director selected for removal by the stockholder(s) entitled to elect such director pursuant to Section 1.3. Any vacancy created by such removal or by death, disability, or resignation, will be filled pursuant to Section 1.3. Other than "for cause" as provided below, no director elected pursuant to Section 1.3 may be removed without the vote of the stockholder(s) entitled to elect such director pursuant to Section 1.3. In the event that the party or parties entitled to nominate a director to fill such vacancy fails to so nominate, the vacancy will be filled by the vote of a majority of the Shares, on an as-converted basis, voting as a single class.

(b)   Any director may be removed "for cause" if, as determined by the affirmative vote of a majority of the voting power of the Shares, on an as-converted basis, voting as a single class, if such director (i) has been convicted of the commission of or entered a plea of nolo contendere with respect to a felony or any crime or offense involving moral turpitude, (ii) engages in improper disclosure of the Company's confidential or proprietary information to the material detriment of the Company, or (iii) in carrying out his/her duties to the Company, has been guilty of willful or gross neglect or willful or gross misconduct.

1.5.   **Grant of Proxy; Restrictions in Other Agreements**

(a)   Should the provisions of this Agreement be construed to constitute the granting of proxies, such proxies will be deemed coupled with an interest and are irrevocable for the term of this Agreement.

(b)   No Stockholder may enter into any agreement or arrangement with any person with respect to the Shares on terms inconsistent with the provisions of this Agreement.

1.6.   Specific Enforcement. Each party hereto agrees that its obligations hereunder are necessary and reasonable in order to protect the other parties to this Agreement, and each party expressly agrees and understands that monetary damages would inadequately compensate an injured party for the breach of this Agreement by any party, that this Agreement will be specifically enforceable, and that, in addition to any other remedies that may be available at law, in equity or otherwise, any breach or threatened breach of this Agreement will be the proper subject of a temporary or permanent injunction or restraining order, without the necessity of proving actual damages. Further, each party hereto waives any claim or defense that there is an adequate remedy at law for such breach or threatened breach.

1.7.   Expenses of Directors. The Company will promptly reimburse in full, each director of the Company, for all of his or her reasonable out-of-pocket expenses incurred in attending each meeting of the Board or any committee thereof.

2.   Major Transactions. The Company shall not, without first obtaining the affirmative vote or prior written consent of the holders of not less than 60% of the issued and outstanding shares of Common Stock:

(a)   authorize or effect the issuance by the Company of any shares of capital stock or rights to acquire capital stock, other than (x) pursuant to options, warrants, conversion or subscription rights in existence on the date hereof or (y) pursuant to stock option, stock bonus or other employee stock plans for the benefit of the employees of the Company approved by the Board;

(b)   authorize or effect (A) any sale, lease, transfer or other disposition of any material assets of the Company outside of the ordinary course of business consistent with past practice, (B) any merger or consolidation or other reorganization of the Company with or into another corporation or other form of business entity, (C) the acquisition by the Company or any subsidiary of any material amount of assets other than in the ordinary course of business consistent with past practice, (D) the acquisition by the Company or any subsidiary of another entity by means of a purchase of all or substantially all of the capital stock or assets of such entity, or (E) a liquidation, winding up, dissolution or voluntary bankruptcy or adoption of any plan for the same;

(c)   incur or commit to incur indebtedness for borrowed money if after the incurrence of any such debt the Company would have outstanding in excess of $500,000 of indebtedness for borrowed money;

(d)   authorize the increase in the number of shares reserved pursuant to any option pool, stock option, stock bonus or other employee stock plans for the benefit of the employees of the Company or its subsidiaries or authorize or adopt any new option pool, stock option, stock bonus or other employee stock plans for the benefit of the employees of the Company or its subsidiaries or once adopted, authorize the increase in the number of shares reserved pursuant to any such new plan, except for the establishment, as soon as is practicable after the date hereof, of an option pool for employees and consultant pursuant to which there shall be reserved 60,000 shares of common stock for issuance thereunder;

(e)   pay an annual salary and bonus to any Founder to an amount in excess of $150,000, except for reasonable annual increases approved by the Board not to exceed 10% in any one year; or

(f)   pay or commit to pay any compensation, consulting fee or other remuneration to a Stockholder.

3.   **Share Transfers**

3.1.   Restricted Transfers. Except as permitted with the unanimous written consent of the Board (not to be unreasonably withheld), no Stockholder shall directly or indirectly, sell, exchange, assign, transfer, gift, bequest, charge, pledge, hypothecate, mortgage, encumber or dispose of all or any of his or its shares of Common Stock, whether now owned or hereafter acquired ("Transfer"); provided that the foregoing restrictions shall not apply to Transfers made pursuant to either Section 3.2, 4, 5, 6 or 7 of this Agreement.

3.2.   **Permitted Transfers.**

(a)   Stockholders may make Transfers (i) to the spouse or children of the Stockholder, (ii) to a trust for the benefit of the Stockholder or the spouse or children of the Stockholder, (iii) to a corporation, limited liability company or other Person that is wholly-owned (and agrees to remain wholly owned) by the Stockholder and/or the spouse or children of the Stockholder or is an Affiliate (and agrees to remain an Affiliate) of the Stockholder and (iv) for other similar tax or estate planning purposes of the Stockholder.

(b)   For purposes of this Agreement,

(i)   an "Affiliate" of an entity means a person or entity that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, such entity. Notwithstanding the foregoing, in no event shall a Stockholder Transfer any Shares to a direct competitor of the Company, as determined by the disinterested members of the Board; and

(ii)   a "Person" shall mean any individual, partnership, joint venture, syndicate, sole proprietorship, corporation, limited liability company, trust, trustee, executor, administrator, or other legal personal representatives, regulatory body or agency, government or governmental agency, authority or other entity.

4.   **Right of First Refusal**

(a)   A Stockholder may sell (a "Selling Stockholder") Shares pursuant to a bona fide offer from a third party (the "Proposed Transferee") provided the Selling Stockholder fully complies with the terms of this Section 4. The Selling Stockholder shall first give the Company written notice (the "Company Notice") of the number of Shares to be transferred, the price, terms and conditions of the proposed sale, including the identity of the Proposed Transferee, and a copy of any written proposal, term sheet, letter of intent or other agreement relating to the proposed sale.

(b)   Within twenty (20) days after the receipt of the Company Notice, the Company may elect to purchase, and the Selling Stockholder agrees to sell to the Company, at the price and on the terms specified in the Company Notice, all or any portion of the Shares. In the event the Company elects to purchase all or part of the Shares proposed to be transferred, the closing of such purchase will take place five (5) days after the expiration of such twenty (20) day period or such other date as the parties shall agree. To the extent that the terms of payment set forth in the Company Notice consist of property other than cash against delivery, the Company may substitute cash of equivalent value in lieu thereof.

(c)   To the extent the Company does not exercise in full this right of first refusal within the twenty (20) day period specified above (collectively, the "Company Notice Period"), the Selling Stockholder shall next give the Founders and B&M (so long as B&M owns not less than 10% of the outstanding shares of Common Stock on a fully-diluted basis (assuming full conversion and exercise of all outstanding convertible, exchangeable and exercisable securities)) (as applicable, the "ROFR Recipients") written notice (the "Founders Notice") of the number of Shares to be transferred, the price, terms and conditions of the proposed sale, including the identity of the Proposed Transferee, and a copy of any written proposal, term sheet, letter of intent or other agreement relating to the proposed sale.

(d)   Within twenty (20) days after the receipt of the Founders Notice, the ROFR Recipients may elect to purchase (pro rata in accordance with their ownership interest in the Company or in such other proportions as they shall agree), and the Selling Stockholder agrees to sell to the ROFR Recipients, at the price and on the terms specified in the Founders Notice, all or any portion of the Shares not elected to be purchased by the Company. In the event the ROFR Recipients elect to purchase all or part of such Shares, the closing of such purchase will take place five (5) days after the expiration of such twenty (20) day period or such other date as the parties shall agree. To the extent that the terms of payment set forth in the Founders Notice consist of property other than cash against delivery, the ROFR Recipients may substitute cash of equivalent value in lieu thereof.

(e)   To the extent the Company and ROFR Recipients do not exercise in full this right of first refusal within the periods specified above, the Selling Stockholder shall next give the other Stockholders written notice (the "Stockholder Notice") of the number of Shares to be transferred, the price, terms and conditions of the proposed sale, including the identity of the Proposed Transferee, and a copy of any written proposal, term sheet, letter of intent or other agreement relating to the proposed sale.

(f)   Within twenty (20) days after the receipt of the Stockholder Notice, the other Stockholders may elect to purchase (pro rata in accordance with their ownership interest in the Company or in such other proportions as they shall agree), and the Selling Stockholder agrees to sell to the Stockholder, at the price and on the terms specified in the Stockholder Notice, all or any portion of the Shares not elected to be purchased by the Company and the ROFR Recipients. In the event the other Stockholders elect to purchase all or part of such Shares, the closing of such purchase will take place five (5) days after the expiration of such twenty (20) day period or such other date as the parties shall agree. To the extent that the terms of payment set forth in the Stockholder Notice consist of property other than cash against delivery, the other Stockholders may substitute cash of equivalent value in lieu thereof.

(g)   To the extent the Company, the ROFR Recipients and other Stockholders do not exercise in full this right of first refusal within the periods specified above, the Selling Stockholder will have sixty (60) days thereafter to sell the Shares not elected to be purchased by such parties at the price and upon the terms and conditions no more favorable to the purchasers of such Shares than specified in the Company Notice. In the event the Selling Stockholder has not sold any such Shares within such sixty (60) day period, the Selling Stockholder may not thereafter sell any Shares without again first offering such Shares to the Company, Founders and other Stockholders in the manner provided in this Section.

(h)   The restrictions set forth in this Section shall not apply in the following cases:

(i)   a Stockholder may sell or transfer Shares to the Company pursuant to a repurchase or similar right (including any transfer upon a forfeiture of Shares pursuant to any subscription or similar agreement pursuant to which such shares were acquired); and

(ii)   a Stockholder may sell or transfer any Shares pursuant to Section 3.2 so long as the transferee agrees in writing to be bound by the terms of this Agreement as a Stockholder.

(i)   Notwithstanding any of the foregoing provisions in this Section 4, the unanimous written consent of the Board can waive any or all of the provisions of this Section.

5.   Preemptive Rights. At the time of any issuance of Securities (as defined below) by the Company, each Stockholder who holds at least 10% of the then issued and outstanding shares of Common Stock on a fully-diluted basis (assuming full conversion and exercise of all outstanding convertible, exchangeable and exercisable securities) (a "Preemption Stockholder") shall have a preemptive right to purchase his or its pro rata portion (as provided in this Section) of such Securities. Each time the Company proposes to offer any shares of, or securities convertible into or exchangeable or exercisable for any shares of, any class of its capital stock (the "Securities"), the Company will offer such Securities to each Preemption Stockholder in accordance with the following provisions:

(a)   Not less than fifteen (15) days prior to the closing of such offering, the Company will deliver a notice (the "Preemptive Rights Notice") to such Preemption Stockholder stating its bona fide intention to offer such Securities, the number of Securities to be offered, the price, terms and conditions of the proposed offering of such Securities, and the manner of sale.

(b)   By written notification received by the Company within five (5) days after receipt of the Preemptive Rights Notice, each Preemption Stockholder may elect to purchase or obtain, at the price and on the terms specified in the Preemptive Rights Notice, up to that portion of such Securities that equals the proportion that the number of shares of Common Stock issued and held by such Preemption Stockholder bears to the total number of shares of Common Stock then issued and outstanding (assuming full conversion and exercise of all outstanding convertible, exchangeable and exercisable securities). The Company will promptly in writing inform each Preemption Stockholder who purchases all the shares available to it ("Fully-Exercising Stockholder") of any other Preemption Stockholder's failure to do likewise. During the five (5) day period commencing after receipt of such information, each Fully-Exercising Stockholder will be entitled to obtain that portion of the Securities for which any Preemption Stockholder was entitled to subscribe but which were not subscribed for by such Preemption Stockholder which is equal to the proportion that the number of shares of Common Stock then issued and held by such Fully-Exercising Stockholder bears to the total number of shares of Common Stock then issued and held by all Fully-Exercising Stockholders who wish to purchase some of the unsubscribed shares (assuming full conversion and exercise of all outstanding convertible, exchangeable and exercisable securities).

(c)   If all Securities that Preemption Stockholders are entitled to obtain pursuant to paragraph (ii) above are not elected to be obtained as provided in such paragraph, the Company may, during the sixty (60) day period following the expiration of the period provided in paragraph (ii), offer the remaining unsubscribed portion of such Securities to any person or persons at a price not less than, and upon terms no more favorable to the offeree than those specified in the Preemptive Rights Notice. If the Company does not enter into an agreement for the sale of the Securities within such period, or if such agreement is not consummated within sixty (60) days of the execution thereof, the right provided hereunder will be deemed to be revived and such Securities will not be offered unless first reoffered to the Preemption Stockholders in accordance herewith.

(d)   The right of first offer in this Section shall not be applicable to (A) the issuance or sale of shares of Common Stock provided for pursuant to the Common Stock Subscription Agreement dated as of the date hereof between the Company and an investor or issued prior to the date hereof, (B) the issuance or sale of shares of Common Stock (or options therefor) to employees, directors, officers and consultants for the primary purpose of soliciting or retaining their employment or services if such issuance is approved by the Board of Directors of the Company (the "Board"); (C) the issuance of securities pursuant to a bona fide, firmly underwritten public offering of shares of Common Stock, registered under the Act, (D) the issuance of securities pursuant to the conversion or exercise of convertible, exchangeable or exercisable securities (provided the original issuance of the applicable derivative security was issued in compliance with this Section) or anti-dilution rights or as a result of any stock split or stock dividend; (E) the issuance of securities in connection with a bona fide business acquisition of or by the Company, whether by merger, consolidation, sale of assets, sale or exchange of stock or otherwise; (F) the issuance or sale of stock, warrants or other securities or rights to persons or entities with which the Company has business or strategic relationships provided such issuances are for other than primarily equity financing purposes; or (G) the issuance of securities to financial institutions or lessors in connection with commercial credit arrangements, equipment financings or similar transactions approved by the Board and not intended primarily for equity- financing purposes.

(e)   Notwithstanding any of the foregoing provisions in this Section 5, the unanimous written consent of the Board can waive any or all of the provisions of this Section.

6.   **Tag-Along Rights**

(a)   If any Stockholder wishes to Transfer any of its Shares to a third party (the "Disposing Stockholder"), each of the Founders and B&M (so long as B&M owns not less than the 10% of the outstanding shares of Common Stock on a fully-diluted basis (assuming full conversion and exercise of all outstanding convertible, exchangeable and exercisable securities)) (as applicable, the "Tag-Along Recipients") shall have the right ("Tag-Along Right") to participate in such Transfer (the "Tag-Along Sale") on the following terms and conditions:

(i)   Intended Sale Notice. If the Disposing Stockholder intends to proceed with the Tag-Along Sale, such Disposing Stockholder shall immediately notify (the "Tag-Along Sale Notice") the Tag-Along Recipients in writing specifying:

(A)   the name, address and telephone number of the proposed transferee of the offered Shares (the "Offered Securities");

(B) the purchase price the proposed transferee is to pay the Disposing Stockholder for the Offered Securities to be purchased and the other terms and conditions of the intended sale; and

(C) that each of the Tag-Along Recipients has the Tag-Along Right provided under this Section 6 to sell all of its Shares to the proposed transferee pursuant to the proposed Transfer as set forth.

(ii) **Exercise Notice.** Each of the Tag-Along Recipients shall have ten (10) days after the receipt of the Tag-Along Sale Notice, to exercise its Tag-Along Right by written notice to the Disposing Stockholders specifying the number and class of all of its Shares which it elects to sell to the Proposed Transferee hereunder (an "Exercise Notice").

(iii) **Tag-Along Sale to Third Party.** If any of the Tag-Along Recipients exercise the Tag-Along Right and deliver an Exercise Notice, the Disposing Stockholder may not complete the Transfer of the Offered Securities to the proposed transferee unless the proposed transferee also purchases from the Tag-Along Recipients who delivered an Exercise Notice, all of the Shares in respect of which the Tag-Along Right was exercised (the "Tag-Along Securities"), at the same time for the same price and upon the same payment terms as the purchase from the proposed transferee; provided that if a Stockholder wishes to sell preferred stock, the price set forth in the Tag-Along Sale Notice shall be appropriately adjusted based on the conversion ratio of the preferred stock into Common Stock; provided that in the event the third party does not want 100% of the Shares proposed to be sold, then each Disposing Stockholder, and each of the Tag-Along Recipients shall be allowed to participate on a pro rata basis in the proposed Transfer.

7. **Drag-Along Rights.**

(a) If at any time:

(i) A majority of the Board and the Stockholders holding not less than a majority of the issued and outstanding shares of Common Stock of the Company, including the Founders (the "Selling Majority Stockholders") have agreed to and are permitted pursuant to the right of first refusal contained in Section 4 transfer all, but not less than all, of their Shares to a third party purchaser (the "Purchaser"), and

(ii) the Purchaser offers to each of the other Stockholders (the "Minority Stockholders") to purchase the remaining Shares (the "Specified Securities") for the same price and upon the same payment terms as those agreed to by the Selling Majority Stockholders, but in any event subject to the rights, privileges, restrictions and conditions, including all liquidation preferences, attaching to the Shares as set out in the Company's certificate of incorporation, all of which terms and conditions are set out in writing and promptly delivered to the Minority Stockholders (the "Drag-Along Offer"),

then the Minority Stockholders shall:

(iii) sell all of their Specified Securities to the Purchaser in accordance with the terms and conditions of the Drag-Along Offer; and

(iv) participate fully in any such purchase and vote in favor of any such transaction or series of transactions and all actions required in connection therewith.

(b)   For greater certainty, if the Specified Securities include preferred stock, the price set forth in the Drag-Along Offer shall be appropriately adjusted based on the conversion ratio of the preferred stock into Common Stock.

(c)   In addition to the foregoing, in the event that Selling Majority Stockholders accept or approve any proposed Transfer of their Shares in connection with an amalgamation, arrangement, corporate reorganization, merger or otherwise, or the sale, lease or license of all or substantially all of the assets of the Company and such transaction or series of transactions (a "Transaction") requires the approval of the Stockholders, whether by separate class vote, series vote or otherwise, under the General Corporation Law of the State of Delaware (the "DGCL"), this Agreement or otherwise, then all Stockholders shall vote the Shares held by them at the relevant time in favor of all resolutions with respect to the Transaction (and will not dissent or, if having previously dissented, shall withdraw any and all notices of dissent and notices demanding payment for the fair value of their Shares under the dissent rights of the DGCL) and shall execute and deliver to the Company any document or instrument necessary or, in the opinion of the Company, desirable in order for the Company and the Stockholders to give effect to the Transaction.

(d)   If any of the Minority Shareholders (the "Delinquent Holders") fail to sell their Specified Securities to the Purchaser in accordance with the terms and conditions of the Drag-Along Offer, the Purchaser shall have the right to deposit the applicable purchase price for those Specified Securities of the Delinquent Holders in a special account at any financial institution in the State of New York, to be paid proportionately without interest, to the respective Delinquent Holders upon presentation and surrender to such financial institution of the certificates or documents representing such Delinquent Holders' Specified Securities duly endorsed for transfer to the Purchaser. Upon such deposit being made, the Specified Securities in respect of which the deposit was made shall hereby automatically (without any further action of any kind on the part of the Delinquent Holders or the Purchaser) be transferred to and purchased by the Purchaser and will be transferred on the books of the Company to the Purchaser and the rights of the Delinquent Holders in respect of those Specified Securities after such deposit shall hereby be limited to receiving, without interest, their respective portion of the total amount so deposited against presentation and surrender of the certificates or documents representing their respective Specified Securities duly endorsed for transfer to the Purchaser.

8.   Required Transfers.

(a)   If any Stockholder is required under Section 7 to sell any Shares to another Stockholder or to the Company, or if any Stockholder who is a party to this Agreement (the "Transferring Stockholder") electing under Section 4 or Section 6 or required under Section 7 to sell any Shares to a third party, defaults in transferring any such securities to such other Stockholder, the Company or the third party, as the case may be, in accordance with the terms set out in the applicable notice and the provisions hereof, the Secretary of the Company is hereby authorized and directed to execute and deliver all such resolutions, transfers, resignations and other documents and instruments that may be necessary or advisable in order to complete the transaction, to receive the purchase monies and thereupon cause the name of such Stockholder or third party to be entered in the registers of the Company as the holder of the securities purchasable by it, and, in the case of securities purchasable by the Company, to deem such Shares to be cancelled. The said purchase money will be held in trust by the Company on behalf of the Offeror or the Transferring Shareholder, as the case may be, and shall not be commingled with the Company's assets, except that any interest accruing thereon will be for the account of the Company. The receipt by the Secretary of the Company for the purchase money will be a good discharge to the Offeree or the third party and, after its name has been entered in the registers of the Company in exercise of the aforesaid power, the validity of the proceedings will not be subject to question by any Person save in the case of manifest error. On such registration, the Offeror or the Transferring Shareholder, as the case may be, shall cease to have any right to or in respect of the securities being sold except the right to receive, without interest, the purchase monies received by the Secretary of the Company.

(b) Each Stockholder who may become a Transferring Stockholder hereby irrevocably appoints the President of the Company as their lawful attorney and agent, which appointment is coupled with an interest, with full power and authority to execute for and in the name of and on behalf of the Transferring Stockholder any deeds, transfers, conveyances, assignments, assurances, certificates and other documents and to do all things and acts that the Transferring Stockholder is required to do hereunder.

9. **Delivery of Financial Statements.** The Company will deliver to each Stockholder holding at least 10% of the then issued and outstanding shares of Common Stock on a fully-diluted basis (assuming full conversion and exercise of all outstanding convertible, exchangeable and exercisable securities) (a "Qualified Investor") as soon as practicable, but in any event within ninety (90) days after the end of each fiscal year of the Company, a balance sheet of the Company and its subsidiaries as of the end of such fiscal year and the related statements of income, stockholders' equity and cash flows for the fiscal year then ended, prepared in accordance with generally accepted accounting principles ("GAAP"), and, if deemed appropriate by the Board, certified by a firm of independent public accountants selected by the Board.

10. **Legends on Stock Certificates**

(a) In addition to compliance with the other terms of this Agreement, no transfer of Shares may be made except in compliance with applicable federal and state securities laws. Accordingly, each certificate representing Shares now or hereafter held by or issued to any stockholder will have placed thereon a legend in substantially the following form:

"The securities represented by this certificate have not been registered under the Securities Act of 1933, as amended, or any applicable state securities laws and cannot be sold or transferred unless (i) a registration statement under the Securities Act of 1933, as amended, and any applicable state securities laws is then in effect with respect to the securities represented hereby; or (ii) an exemption from registration under the Securities Act of 1933, as amended, and any applicable state securities laws is available with respect to the proposed sale or transfer and that no such registration is required, and the issuer, upon request, is provided with an opinion of counsel reasonably satisfactory to the issuer to that effect."

(b) In addition to the foregoing, each certificate representing shares of capital stock of the Company subject to this Agreement will bear in conspicuous type the following legend:

"The shares of stock represented by this certificate (and all transfers thereof) are subject to certain restrictions contained in an Amended & Restated Stockholders Agreement, dated as of March 18, 2015 by and among certain stockholders of the Company and the Company, a copy of which is on file at the main office of the Company."

11. **Amendments and Waivers.** Any term hereof may be amended and the observance of any term hereof may be waived (either generally or in a particular instance and either retroactively or

prospectively) only with the written consent of the Company and the holders of at least 69% of the then issued and outstanding shares of Common Stock, except that any amendment to Section 1.3(a) shall require the consent of Robert Kaul so long as he (together with his family members, family trusts and affiliates) owns not less than 5% of the outstanding shares of Common Stock on a fully- diluted basis (assuming full conversion and exercise of all outstanding convertible, exchangeable and exercisable securities). Any amendment or waiver so effected will be binding upon the Company, each Stockholder, each Permitted Transferee and all of their respective successors and assigns whether or not such party, successor or assignee entered into or approved such amendment or waiver.

12.   **Successors and Assigns**. The provisions of this Agreement will inure to the benefit of and be binding upon the successors in interest, heirs and assigns of the parties (including Permitted Transferees). The Company will not permit the transfer of any of the Shares on its books or issue a new certificate representing any of the Shares unless and until the person to whom such security is to be transferred has executed a written agreement, substantially in the form of this Agreement, pursuant to which such person becomes a party to this Agreement and agrees to be bound by all the provisions hereof as if such person were a party hereto. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

13. .   **Enforceability; Severability**. The parties hereto agree that each provision of this Agreement will be interpreted in such a manner as to be effective and valid under applicable law. If any provision of this Agreement will nevertheless be held to be prohibited by or invalid under applicable law, (a) such provision will be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement, and (b) the parties will, to the extent permissible by applicable law, amend this Agreement, or enter into a voting trust agreement under which the Shares will be transferred to the voting trust created thereby, so as to make effective and enforceable the intent of this Agreement.

14. Termination. The provisions of this Agreement will terminate upon the earlier to occur of:

         (a)   an agreement in writing signed by (A) the Company and (B) the holders of at least 85% of the Shares;

         (b)   the closing date of the firm commitment underwritten public offering of the Company's Common Stock pursuant to an effective registration statement under the Securities Act of 1933, as amended (the "Act") (other than a registration statement relating either to the sale of securities to employees of the Company pursuant to its stock option, stock purchase or similar plan or a transaction pursuant to Rule 145 under the Act);

         (c)   the sale of all or substantially all of the assets of the Company or the consolidation or merger of the Company with or into any other business entity pursuant to which stockholders of the Company prior to such consolidation or merger hold less than 50% of the voting equity of the surviving or resulting entity;

         (d)   the liquidation, dissolution or winding up of the business operations of the Company; and

(e)   the execution by the Company of a general assignment for the benefit of creditors or the appointment of a receiver or trustee to take possession of the property and assets of the Company.

15.   **Waiver of Jury Trial**. EACH PARTY HERETO HEREBY WAIVES ITS RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT, THE OTHER TRANSACTION DOCUMENTS, THE SECURITIES OR THE SUBJECT MATTER HEREOF OR THEREOF.

16.   **Dispute Resolution**. The parties (a) hereby irrevocably and unconditionally submit to the jurisdiction of the state courts of Delaware and to the jurisdiction of the United States District Court for the Southern District of Delaware for the purpose of any suit, action or other proceeding arising out of or based upon this Agreement, (b) agree to initially commence any suit, action or other proceeding arising out of or based upon this Agreement in the state courts of Delaware or the United States District Court for the Southern District of Delaware, and (c) hereby waive, and agree not to assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Agreement or the subject matter hereof may not be enforced in or by such court. Each party will bear its own costs in respect of any disputes arising under this Agreement. The prevailing party shall be entitled to reasonable attorney's fees, costs, and necessary disbursements in addition to any other relief to which such party may be entitled.

17.   **Governing Law; Venue**. This Agreement is to be construed in accordance with and governed by the internal laws of the State of Delaware without giving effect to any choice of law rule that would cause the application of the laws of any jurisdiction other than the internal laws of the State of Delaware to the rights and duties of the parties. Each of the Company and the Stockholders hereby submits to the nonexclusive jurisdiction of the federal and state courts sitting in Delaware for purposes of all legal proceedings arising out of or relating to this Agreement and the transactions contemplated hereby. Each of the Company and each Stockholder irrevocably waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of the venue of any such proceeding brought in such a court and any claim that any such proceeding brought in such a court has been brought in an inconvenient forum.

18.   **Further Assurances**. Each Stockholder and the Company will from time to time and at all times hereafter make, do, execute, or cause or procure to be made, done and executed such further acts, deeds, conveyances, consents and assurances without further consideration, which may reasonably be required to affect the transactions contemplated by this Agreement.

19. **Entire Agreement**. This Agreement and the documents referred to herein constitute the entire agreement among the parties with respect to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, including the Original Stockholders Agreement, and no party will be liable or bound to any other party in any manner by any warranties, representations or covenants except as specifically set forth herein or therein.

20. **Delays or Omissions.** No delay or omission to exercise any right power or remedy accruing to any party under this Agreement, or upon any breach or default of any other party under this Agreement, will impair any such right, power or remedy of such non-breaching or non-defaulting party nor will it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor will any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any party of any provisions or conditions of this Agreement, must be in writing and will be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any party, will be cumulative and not alternative.

21. **Counterparts.** This Agreement may be executed in two or more counterparts, each of which will be deemed an original, but all of which together shall constitute one and the same instrument.

22. **Titles and Subtitles.** The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

23. **Notices.** Unless otherwise provided herein, all notices, requests, waivers and other communications made pursuant to this Agreement must be in writing and will be conclusively deemed to have been duly given (a) when hand delivered to the other party; (b) when sent by facsimile to the number set forth below if sent before 5:00 p.m. recipient's local time on a business day, or on the next business day if sent by facsimile to the number set forth below if sent either after 5:00 p.m. recipient's local time on a business day or on a non-business day; (c) five business days after deposit in the U.S. mail, postage prepaid and addressed to the other party at the address set forth below; or (d) the next business day after deposit with a national overnight delivery service, postage prepaid, addressed to the parties as set forth below with next business day delivery guaranteed. Each person making a communication hereunder by facsimile will promptly confirm by telephone to the person to whom such communication was addressed each communication made by it by facsimile pursuant hereto but the absence of such confirmation will not affect the validity of any such communication. A party may change or supplement the addresses given below, or designate additional addresses, for purposes of this Section by giving the other party written notice of the new address in the manner set forth above.

If to the Company: Cloud DX, Inc.
#834 20 Jay Street
Brooklyn, NY 11201
Attn: Robert Kaul
Email: robert.kaul@clouddx.com
Phone: 888-543-9400

If to the Stockholders: To the persons and addresses indicated on Schedule A.

24. **Expenses.** Subject to Section 16, if any action at law or in equity is necessary to enforce or interpret the terms of this Agreement, the prevailing party will be entitled to reasonable attorney's fees, costs and necessary disbursements in addition to any other relief to which such party may be entitled.

[SIGNATURE PAGE FOLLOWS]

Cloud DX Inc. Stockholders' Agreement - CONFIDENTIAL

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

COMPANY:

CLOUD DX, INC.

By: _Robert Kaul_____

Robert Kaul
President & CEO

STOCKHOLDER:

_Investor Signature_____
Signature

[INVESTOR NAME]_____
Print Name